Laudus Trust? Exhibit 77M

On November 19, 2010, the Laudus Rosenberg U.S.
Small Capitalization Fund, a series of Laudus Trust (the
?Trust?), was merged into the Laudus Rosenberg U.S.
Discovery Fund, another series of the Trust. The merger was approved by the Board of Trustees of the Trust on July 30, 2009. At a special meeting of shareholders of the held on November 5, 2009, the shareholders approved the merger.